                                                                 EXHIBIT (a)(7)
  This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 6, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) tendering holders of Shares in any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any state statute.

                     Notice of Offer to Purchase for Cash
                   All Outstanding Shares of Common Stock of
                      Objective Systems Integrators, Inc.
                                      at
                             $17.75 Net Per Share
                                      by
                            Tahoe Acquisition Corp.
                         a wholly owned subsidiary of
                          Agilent Technologies, Inc.

  Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agilent Technologies, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares of Common Stock, $0.001 par value (the "Common Stock" or "Shares"), of Objective Systems Integrators, Inc., a Delaware corporation (the "Company"), at $17.75 per Share in cash, net to the seller (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Following the Offer, Merger Sub intends to effect the Merger (as described below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JANUARY 4, 2001, UNLESS THE OFFER IS EXTENDED.

  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn by the Expiration Date (as defined below) (A) a majority of Shares on a fully-diluted basis, including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options (as defined in the Merger Agreement) and unvested Company Stock Options that vest prior to January 31, 2001 (but excluding any Shares held by the Company or any of its subsidiaries) and (B) a majority of those Shares not held by persons who have executed a Tender and Voting Agreement be validly tendered (but excluding any Shares held by Parent, Merger Sub or their respective affiliates). The Offer is also subject to the other conditions set forth in the Offer to Purchase. See Section 13 of the Offer to Purchase.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 24, 2000 (the "Merger Agreement"), by and among the Company, Parent, and Merger Sub. The purpose of the Offer is for Parent, indirectly through Merger Sub, to acquire a majority voting interest in the Company as the first step in a business combination. The Merger Agreement provides that, among other things, Merger Sub will make the Offer and that simultaneously with or as soon as practicable after the expiration of the Offer, receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, and the Company will survive and become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other subsidiary of Parent or Shares which are held by stockholders exercising dissenters' rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will be canceled, retired and cease to exist and converted into the right to receive, without interest, an amount in cash equal to $17.75 per Share or such greater amount as may be paid in the Offer.

Certain stockholders of the Company have entered into a Tender and Voting Agreement with Parent and Merger Sub. Pursuant to this agreement stockholders who control approximately 20,360,546 Shares have granted Parent an irrevocable Proxy to vote in favor of the Merger and against any competing proposal. These stockholders have also agreed to tender these shares pursuant to the Offer.

  THE BOARD OF DIRECTORS OF THE COMPANY, BY A UNANIMOUS VOTE OF ITS DIRECTORS AT A MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 24, 2000, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, APPROVED THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND APPROVED THE MERGER AGREEMENT. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

  For purposes of the Offer, Merger Sub will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for any Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to the tendering stockholders.

  UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR THE SHARES BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined in Section 3 of the Offer to Purchase) with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities Exchange Commission, Merger Sub expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, with such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's shares.

  Tenders of the Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after February 4, 2001.

  For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its sole discretion, which determination shall be final and binding. None of Parent, Merger Sub, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

  If Merger Sub extends the Offer, is delayed in its acceptance for payment of any Shares, or is unable to accept for payment any Shares pursuant to the Offer, for any reason, then, without prejudice to Merger Sub's rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, but such Shares may be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase.

  The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Merger Sub with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Merger Sub to record holders of the Shares and will be furnished by Merger Sub to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

  The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

  Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee. Parent will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase).

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

  The Information Agent for the Offer is:

                    The Information Agent for the Offer is:

[LOGO OF CORPORATE INVESTOR COMMUNICATIONS, INC.]
                    Corporate Investor Communications, Inc.
                               111 Commerce Road
                          Carlstadt, New Jersey 07072

             Banks and Brokerage firms please call: (201) 896-1900
               Stockholders please call toll-free 1-866-987-6245

  The Dealer Manager for the Offer is:

  MORGAN STANLEY DEAN WITTER
  Morgan Stanley & Co. Incorporated
  1585 Broadway
  New York, New York 10036
  (650) 234-5795

December 6, 2000

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